DEWEY ELECTRONICS CORPORATION


05003190


DEWEY

ANNUAL REPORT 2004

To Our Fellow Shareholders

Much has happened since our last Annual Report. Revenues in fiscal year 2004 (which ended on June 30) were down 7 % compared to fiscal year 2003, while pre-tax income decreased by half. After a one time tax benefit, net income was up significantly, to $772,850 in fiscal year 2004, as compared to $286,441 in fiscal year 2003. The Company reported net earnings of $.57 per basic share, and $.55 per diluted share.

I am extremely pleased to report on two important events which occurred after the end of our fiscal year. In September of 2004 we received our second research and development contract with the United States Army Communications-Electronic Command, in the amount of approximately $1.5 million. This is for further development of improvements to the current 2kW portable diesel generator set provided to the Armed Forces.

In December of 2004 the Company signed an agreement to sell approximately 68 acres of undeveloped and unused land it owns in Bergen County, New Jersey to K. Hovnanian North Jersey Acquisitions, L.L.C. K. Hovnanian is a wholly-owed subsidiary of Hovnanian Enterprises, Inc., a large residential real estate developer and home builder. Completion of the land sale depends, among other things, on a number of conditions being satisfied, including extensive regulatory and rezoning approvals from New Jersey state and local entities, and approval by the Company's stockholders at our upcoming annual meeting. The proposed land sale is more fully described in our proxy statement for the annual meeting, which is being mailed to you with this Annual Report, and I urge you to read it carefully.

On behalf of our directors and officers, I would like to thank our shareholders, and employees for their continued support.

Sincerely



John H. D. Dewey
President and CEO

February 1, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

|X| ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-2892

THE DEWEY ELECTRONICS CORPORATION
(Exact name of registrant as specified in charter)

NEW YORK (State of Incorporation)	13-1803974 (I.R.S. Employer Identification No.)
27 Muller Road, Oakland, New Jersey (Address of principal executive offices)	07436 Zip Code

201-337-4700
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, $.01 par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form I0-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No _X_.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common stock was sold as of the close of business on December 31, 2003: $3,210,979.

The number of shares outstanding of the registrant's common stock, $.01 par value was 1,359,531 at September 2, 2004.

Documents Incorporated by Reference

Portions of the Company's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated herein by reference in Part III.

THE DEWEY ELECTRONICS CORPORATION
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

The Dewey Electronics Corporation (the "Company") was incorporated in the State of New York in 1955. It is a systems oriented military electronics development, design and manufacturing organization based in Oakland, New Jersey. The Company is organized into two operating segments on the basis of the type of products offered. Each segment is comprised of separate and distinct businesses: the electronics segment, primarily business with the Department of Defense, and the leisure and recreation segment, primarily business with ski areas and resorts.

In the electronics segment, the Company is a producer of electronic and electromechanical systems for the Armed Forces of the United States. The Company provides its products in this segment either as a prime contractor or as a subcontractor for the Department of Defense.

The electronics segment is comprised mostly of the 2kW generator product line, a research and development contract, and other various spare parts sales orders, more limited in scope and duration. The 2kW generator product line is provided to the various branches of the Armed Forces of the United States. Production is for a long-term contract as well as short-term orders for limited quantities. The Company also provides speed and measurement instrumentation primarily for the U.S. Navy and other prime contractors such as shipbuilders. Orders are also received for replacement parts and equipment for previous Company contracts with the Department of Defense as well as other projects performed as a sub-contractor. In past years, the Company had various long-term contracts to provide the U.S. Navy with various equipment.

Under the 2kW diesel operated tactical generator set contract, the Company has been the sole source producer for the Department of Defense since 1997. The original contract was awarded in 1996 and final deliveries were made under that award in March 2002. Deliveries were made to the various branches of the Armed Forces of the United States.

A new contract was awarded in September 2001 to provide the U.S. Army and other Department of Defense Agencies with this same 2kW diesel operated generator set. This new contract is a ten-year indefinite delivery, indefinite quantity contract which replaces the initial contract awarded in 1996. The total amount of orders under the September 2001 contract placed through August 31, 2004 amount to approximately $11 million. As with the prior contract mentioned above, this contract allows for the Army to place annual production orders and to place additional interim orders. However, no assurances can be made that further orders will be placed or, if they are placed, the timing and amount of such orders.

In the leisure and recreation segment, the Company, through its HEDCO Division, designs, manufactures and markets advanced, sophisticated snowmaking equipment. It also supplies replacement parts for items no longer covered under warranty.

There are no intersegment sales.

The sales and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2004 are set forth in Note K – Operating Segments of the Notes to the Financial Statements.

The Company expenses its research and development costs as incurred. These costs consist primarily of salaries and material costs. For the fiscal year ended June 30, 2004, the Company expensed $127,704 of these costs. During the prior fiscal year, the Company had no material research and development costs and there were no material Company sponsored research and development costs in fiscal year 2002. In fiscal year 2004, the Company entered into a research and development contract with the U.S. Army. The costs incurred under this contract are billed to the customer. There were no customer sponsored research and development costs in fiscal year 2003 or 2002.

Compliance with Federal, state and local environmental provisions has had no material effect upon capital expenditures, earnings or the competitive position of the Company. In addition, there are no material capital expenditures anticipated for environmental control facilities.

As of August 30, 2004, the Company had a work force of 32 employees, of whom 11 were technical or professional personnel. Last year at the same date, the work force included 33 employees, of whom 10 were technical or professional personnel. Fluctuations in the work force sometimes also result from the seasonal nature of the leisure and recreation segment of business.

ELECTRONICS SEGMENT

This segment accounted for 94% of total revenues in fiscal 2004, 99% of total revenues in fiscal year 2003 and 95% of total revenues in fiscal 2002.

In the electronics segment, revenues are recorded under defense contracts (including research and development contracts) using the percentage of completion method of accounting. Revenues are recorded as work is performed based on the percentage that actual incurred costs bear in comparison to estimated total costs utilizing the most recent estimates of costs and funding. Since contracts typically extend over multiple reporting periods, revisions in costs and estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the estimated costs to complete a project indicate a loss, provision is made for the anticipated loss in the current period. For further information see Note A of the Notes to Financial Statements.

The electronics segment of business provides most of the Company's revenues. Virtually all of the electronic product revenues are attributable to business with the Department of Defense of the Federal Government or with other government contractors. Aside from replacement part sales and other short-term business, the Company's electronics segment revenues have in recent years been dependent upon single projects. Thus, until 1997, a single program, the ADCAP torpedo program with the U.S. Navy, was responsible for all of the Company's electronics segment revenues from long-term projects. Currently, the tactical generator set program of the U.S. Army accounts for 90% of such revenues. The remaining 10% of long-term contract revenues this year resulted from the Company's research and development contract.

Since substantially all of the Company's electronics business is derived from contracts with various agencies of the United States Government (the "Government") or subcontracts with prime Government contractors, the loss of substantial Government business would have a material adverse effect on the business.

For the most part, working capital requirements for the electronics segment of business are funded by progress payments provided by the Government and receipts of billings made for delivery of product.

All of the Company's contracts with the Government are subject to the standard provision for termination at the convenience of the Government.

Although raw materials are generally available from a number of suppliers, the Company is at times dependent upon a specific supplier or a limited number of suppliers of material for a particular contract and has occasionally experienced some delays in deliveries. Such delays have not had a material effect on operations; however, the Company cannot provide any assurances that future delays, if any, will not have a material adverse effect.

Reference is made to Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding this segment.

LEISURE AND RECREATION SEGMENT

The leisure and recreation segment of business accounted for 6% of the Company's revenues in fiscal year 2004, 1% of the Company's revenues in fiscal year 2003 and 5% of the Company's revenues in fiscal year 2002.

Snowmaking equipment is sold to ski areas as original equipment or as replacements for existing equipment. Most snowmaking equipment is paid for in full at delivery to the customer. In other cases, such equipment is sold under a sales contract that provides for a substantial down payment and retention of a security interest in the equipment until full payment is received. Typically, full payment is made within one year. The Company has not experienced any losses due to resale of the equipment following default by customers. The Company services the equipment at the purchaser's expense after a warranty period that typically expires at the end of the snowmaking season in which the sale occurs. The Company's warranty reserves are not significant.

The Company has sold snowmaking equipment to over three hundred different locations in the United States and abroad. Marketing has been performed by the Company's employees in the domestic market and by distributors and representatives in foreign markets. In the past several years, the foreign market represented a small amount of revenues, all from the sales of parts.

For the most part, shipments are made and revenues recorded during the second fiscal quarter. Production usually takes place in the first and second quarters, and it is during this period that inventory has been generated and working capital demands have been the greatest.

While there may be some temporary delays, problems regarding source and availability of raw materials have had no material adverse effect on operations of this segment.

Reference is made to Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding this segment.

Item 2. PROPERTIES

The Company's 49,200 square foot facility at 27 Muller Road, Oakland, New Jersey, located on 90 acres of land owned by the Company, was constructed in 1981. This facility houses executive offices and manufacturing operations and is used primarily for the electronics segment of business. Approximately 90% of this facility is being utilized for production (one shift), staging and storage.

Under the terms of a mortgage note described in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, both the land and building are subject to the lien of a mortgage securing indebtedness in the amount of $327,735 at June 30, 2004. The Company also has a line of credit with the Bank, under which the Company may borrow up to an additional $500,000 that would be secured by a lien on substantially all of the Company's machinery, equipment and other personal property.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded over-the-counter under the symbol "DEWY.OB".

The table below sets forth the high and low market prices of the Company's common stock for each quarter during the last two fiscal years.

Quarterly Common Stock Price Range

Quarter	Fiscal Year 2004 High	Fiscal Year 2004 Low	Fiscal Year 2003 High	Fiscal Year 2003 Low
1st	$4.50	$3.71	$4.31	$3.80
2nd	3.95	3.35	4.00	3.29
3rd	4.25	3.75	4.10	3.83
4th	3.99	2.75	4.75	3.35

Price information is based on over-the-counter market quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

There were no dividends declared or paid during fiscal years 2004, 2003 and 2002. The Company has no plans to pay dividends in the foreseeable future.

The number of holders of record of the Company's common stock as of September 2, 2004 was 543.

Item 6. Selected Financial Data

(In thousands of dollars, except per share amounts)

	Year ended June 30,				
	2004	2003	2002	2001	2000
Revenues (1)	$6,015	$6,362	$8,916	$10,886	$10,409
Income before income taxes(2)	242	477	1,459	1,838	1,543
Net income	773	286	876	1,103	926
Net income per share – basic	.57	.21	.65	.82	.69
Net income per share – diluted	.55	.20	.63	.80	.69
Cash dividends per common share	--	--	--	--	--
Total assets	6,482	6,352	6,818	6,618	5,325
Long-term obligations	248	1,371	1,674	2,269	1,924
Working capital	3,377	4,028	4,768	4,728	3,227
Stockholders' equity	5,159	4,367	4,253	3,378	2,275

(1) Revenues in fiscal year 2000 include $702 as a result of notification of the final closeout of a contract with the U.S. Navy.

(2) Income in fiscal year 2000 includes a charge for an inventory provision in the amount of $353.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's Financial Statements, including the related notes thereto, appearing elsewhere in this Annual Report. Certain statements in this report may be deemed "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of material risks and uncertainties, including but not limited to economic, governmental, competitive and technological factors affecting the Company's operations, markets, products, services and prices and specifically, the factors discussed below under "Government Defense Business" and "Company Strategy". Such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

The Company's operating cycle is long-term and includes various types of products and varying delivery schedules. Accordingly, results of a particular period or period-to-period comparisons of recorded revenues and earnings may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

The sales and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2004, are set forth in Note K – Operating Segments of the Notes to the Financial Statements.

Results of Operations

The Company's fiscal year ends on June 30. Accordingly, all references to years in this Management's Discussion refer to the fiscal year ended June 30 of the indicated year. Also, when referred to herein, operating profit means net sales less operating expenses. Some operating expenses, including general corporate expenses, have been allocated by specific identification or based on labor for items which are not specifically identifiable.

Revenues

Revenues this year were 6% lower than last fiscal year and 33% lower than fiscal year 2002 which reflects a decrease in revenues in the electronics segment and an increase in revenues in the leisure and recreation segment. Information about the Company's operations in the two segments are set forth in Note K – Operating Segments of the Notes to the Financial Statements and are discussed in further detail below.

Electronic Products

In the electronics segment, revenues are recorded under defense contracts using the percentage of completion method of accounting. Revenues are recorded as work is performed based on the percentage that actual incurred costs bear in comparison to estimated total costs utilizing the most recent estimates of costs and funding. Since contracts typically extend over multiple reporting periods, revisions in cost and estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the estimated costs to complete a project indicate a loss, provision is made for the anticipated loss in the current period. For further information see Note A of the Notes to Financial Statements.

Electronic product revenues accounted for 94% of total revenues in 2004, 99% of total revenues in 2003 and 95% of total revenues in 2002.

In fiscal year 2004, production efforts under the Company's contract to provide the Armed Forces with diesel operated generator sets provided approximately 57% of the electronic product revenues, compared to approximately 82% in fiscal year 2003 and approximately 90% in fiscal year 2002. This decline in contribution to revenues is the result of reduced orders and the resulting reduction in production levels. It also reflects the impact of the Company initiating an alternate delivery schedule for existing generator orders, which was accepted by its customer. This revised delivery schedule allowed the Company to focus production on snowmaking machines for sales and inventory purposes during the first six months of the 2004 fiscal year. (The section below "Company Strategy" further discusses strategy.) As a result, the Company experienced a reduced production level towards the generator sets during that period. During the six-month period ended June 30, 2004, production of the existing generator orders resumed and is anticipated to continue through the 2005 fiscal year. For additional information regarding this contract, see "Government Defense Business" below.

In fiscal year 2004, orders received for replacement parts and for equipment for previous Company contracts with the Department of Defense provided approximately 36% of electronic product revenues, compared to approximately 18% in fiscal year 2003 and approximately 10% in fiscal year 2002. Production efforts for these orders increased as a result of increased orders from government agencies and from shipbuilders. In past years, the Company had various long-term contracts to provide the U.S. Navy with equipment, as well as other branches of the Armed Forces.

In fiscal year 2004, the Company's research and development contract with the U.S. Army provided the remaining electronic product revenues. There were no such revenues in fiscal years 2003 and 2002. During September 2003, the Company was awarded a "cost plus fixed fee" research and development contract in the amount of $1.8 million. This contract is for the research and development of improvements to the current 2kW diesel operated generator set specifically at the request of the U.S. Army for lighter, quieter models. For additional information regarding this contract, see "Company Strategy" below.

The Company experiences variable amounts of material receipts from time to time during the normal course of business. Material receipts are dependent upon the receipt of orders, project requirements and vendor delivery schedules. As the Company uses the percentage of completion method of accounting to record revenues, material costs have an impact upon recorded revenues (see Note 1, Revenue Recognition of the Notes to Financial Statements).

The aggregate value of the Company's backlog of electronic products not previously recorded as revenues was $3.2 million on June 30, 2004, $1.9 million on June 30, 2003 and $3.9 million on June 30, 2002. Most of this backlog was attributable to the U.S. Army contract for diesel operated generator sets. It is estimated that the present backlog will be billed during the next 12 months and recognized as fiscal year 2005 revenues.

Leisure and Recreation

In the leisure and recreation segment, revenues increased by approximately $284,000. This is primarily the result of the sale of snowmaking machines this year in the amount of $255,700. The remaining increase in revenues is the result of increased sales of replacement parts for machinery previously sold and no longer under warranty. There were no snowmaking machines sold during fiscal year 2003 and there were $380,500 in revenues from snowmaking machine sales in 2002. There were no export sales of snowmaking machines during the last three fiscal years.

During 2003, the Company completed a review of this segment and its position in this market. Following this review, enhancements were designed to simplify the operation of the HEDCO snowmaker and made available to provide remote control operations and monitoring as options. In addition, the market for snowmaking machines has changed in recent years. Rather than ordering machinery months ahead of delivery times, customers are expecting product to be readily available for immediate use. The last year in which the Company had a backlog of orders for snowmaking machines was in 2001. In order to remain competitive, the Company has produced some models for inventory purposes.

Gross Profit

The Company's gross profit was $1,494,033 in 2004, $1,686,132 in 2003 and $2,803,112 in 2002.

Gross margin is the measure of gross profit as a percentage of net sales. Gross margin for fiscal year 2004 was 25%, 27% in 2003 and 31% in 2002. The Company's gross margin is affected by a variety of factors including, among other items, production, mix of product, product pricing and other costs, such as inventory adjustments and research and development costs expensed in costs of goods sold.

The revenues and operating profit of each industry segment and the identifiable assets attributed to each segment for the last three fiscal years ended June 30, 2004 are set forth in Note K – Operating Segments of the

Notes to the Financial Statements.

Selling, General and Administrative Expenses

In 2004, selling, general and administrative expenses of $1,213,192 were 20% of revenues. In 2003, selling, general and administrative expenses of $1,185,869 were 19%of revenues and in 2002 they were $1,264,189 or 14% of revenues. For the three year period, selling, general and administrative expenses have remained relatively level.

Interest Expense

Interest expense for the past three years amounted to $45,165 in 2004, $57,079 in 2003 and $97,242 in 2002. This reduction in interest expense is attributed to principal reduction payments made towards the Company's mortgage note.

Other Income – Net

Amounts reported as other income represent the net effect of interest and miscellaneous items such as the sale of scrap, bank transaction fees and other like items.

Other income of $6,410 for fiscal year 2004 was comprised of interest income of $6,372, gain on sale of assets of $1,100, and the net expense of miscellaneous items and scrap sales of $1,062.

In fiscal year 2003, other income of $34,218 includes interest income of $32,088 and the net effect of miscellaneous fees and net discounts of $2,130 income.

Other income of $17,511 for fiscal year 2002 was comprised of interest income of $20,432 and the net expense of miscellaneous fees and discounts of $2,921.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of asset and liabilities and their financial statement reported amounts and for tax loss and credit carryforwards.

A valuation allowance is provided against deferred tax assets and liabilities when it is determined to be more likely than not that the difference will occur.

The Company determined that its deferred tax liability associated with plant, property and equipment was no longer necessary as a result of the statute of limitations closing for that tax period.

The provision for income taxes was at an effective tax rate of approximately (219.4%) for the fiscal year 2004 and approximately 40% for the fiscal year's 2003, and 2002.

Inflation

Historically, inflation and price changes have not had a material effect on operations.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund working capital needs and any debt servicing requirements and capital expenditures. The Company's borrowing capacity has remained above its use of outside financing. Management believes that the Company's future cash flow from operations, combined with its existing line of credit will be sufficient to support working capital requirements and capital expenditures at their current or expected levels.

Management also believes that it can continue to meet the Company's short-term liquidity needs through a combination of progress payments on government contracts (based on costs incurred) and billings at the time of delivery of products.

At June 30, 2004, the Company's working capital was $3,376,671 compared to $4,028,421 at June 30, 2003.

The ratio of current assets to current liabilities was 4.14 to 1 at June 30, 2004 and 7.56 to 1 the prior year. This reduction was primarily attributable to the classification of the Company's mortgage note and related party note as current liabilities this year rather than long-term debt. See "Financing Activities" below.

The following table is a summary of the Statements of Cash Flows in the Company's Financial Statements:

	Years ended June 30,		
	2004	2003	2002
Net Cash Provided by (used in)			
Operating activities	$112,335	$(269,342)	$2,359,268
Investing activities	$(436,625)	$(694,666)	$(327,447)
Financing activities	$(60,938)	$(549,376)	$(618,985)

Operating Activities:

Adjustments to reconcile net earnings to net cash provided by operations are presented in the Statements of Cash Flows in the Company's Financial Statements.

Cash provided by operating activities in fiscal year 2004 consisted primarily of net income before depreciation and amortization. This was partially offset by an increase in inventories and the net effect of deferred income taxes.

During 2003, net cash used in operations was comprised primarily of net income before depreciation and amortization and a decrease in (billing of) contract costs and related estimated profits in excess of billings. These amounts were more than offset primarily by an increase in (not yet collected) accounts receivable, a decrease in (payment of) accounts payable and a decrease (payments made) in pension costs accrued.

During 2002, net cash provided by operations consisted primarily of net income before depreciation and amortization, collections of accounts receivable and the billing and collection of contract costs and related estimated profits in excess of applicable billings. These costs were billed as deliveries were made on the Company's long-term projects.

Investing Activities:

During fiscal year 2004, investing activities used net cash of $436,625. Of this amount, $285,559 was used for plant property and equipment including a new machining center and $152,166 was used by the Company to continue to invest in efforts to improve its products and existing technologies in its generator product line. These expenditures primarily include the acquisition of existing technology as well as engineering related to the generator to satisfy customer needs. See "Company Strategy" below.

During 2003, investing activities used $694,666 in net cash, which was used for expenditures for plant, property and equipment. Included in this amount was $577,352, which was used by the Company to continue to invest in efforts to improve technologies in its generator product line, and $117,314 for expenditures for plant, property and equipment. These efforts primarily involve engineering and design related to the generator and other related fields of business.

During 2002, investing activities used $327,447 in net cash. This amount consisted of $152,399 for capital expenditures for building improvements, tooling and equipment, and $175,048 for the Company's investment in the expansion of existing technologies related to its businesses and to support new business development.

Financing Activities:

Net cash of $60,938 used in financing activities during fiscal year 2004 represents principal reduction payments made towards the Company's mortgage note.

Net cash used in financing activities during 2003 amounted to $549,376. Principal payments made towards the Company's long-term debt of $560,938 includes a voluntary principal reduction payment of $500,000. Proceeds from the sale of treasury stock sold through the Company's employee stock option plan amounted to $11,562.

Net cash used in financing activities in 2002 amounted to $618,985 of principal payments made toward the

Company's long-term debt.

On December 27, 2001, the Company and its primary Bank agreed to revised terms of its Mortgage Note agreement. The renewed agreement, among other items, revised the interest rate from a fixed rate of 8.25% to the Bank's prime rate plus .5% with a floor of 6%. In addition, the maturity date was extended from October 2002 to January 2005. Management believes that the Company's Mortgage Note agreement will again be renewed, on terms to be determined.

The Company also has a line of credit agreement with Sovereign Bank in the amount of $500,000 at the rate of .25% plus the Bank's prime rate, which may be renewed on October 31 of each year. The Bank had also agreed to extend the Company's line of credit of $500,000 through October 2004 at the rate of the Bank's prime rate plus .25%. As of June 30, 2004, there were no outstanding borrowings against this line of credit facility. Management believes that this line of credit agreement will again be renewed.

The Mortgage Note is secured by a first mortgage on all of the Company's land and its building. Borrowings under the line of credit arrangement are secured by a first lien on all of the Company's machinery, equipment and other personal property.

The Company also has a note payable to a co-founder (shareholder) in the amount of $200,000, bearing the interest rate of 9% per annum. This note is unsecured and is subordinate to the Company's Mortgage Note with the Bank. It has been classified on the balance sheet for fiscal year 2004 as a short-term liability, since the Mortgage Note has a maturity date of January 2005. If the Mortgage Note agreement is renewed, this note would again be classified as a long-term liability.

The Company owns approximately 90 acres of land and the building, which it occupies in Bergen County, New Jersey, adjacent to an interchange of Interstate Route 287. The Company is continuing to actively pursue possible methods of monetizing the unused portion of this property by its sale and/or development. The Company has retained one of the largest commercial real estate brokerage houses serving the New York – New Jersey region to assist in these efforts and is currently in negotiations with a prospective buyer.

Contractual Cash Obligations

The following table summarizes the Company's contractual cash obligations as of June 30, 2004 and the estimated timing of future cash payments.

Payments Due by Period

	Total	Less than 1 Year	1-3 Year	3-5 Years	More than 5 years
Long-Term Debt	$ --	$ --	$ --	$ --	$ --
Capital Lease Obligations	--	--	--	--	--
Operating Leases	--	--	--	--	--
Purchase Obligations (1)	--	--	--	--	--
Mortgage Note Payable (2)	327,735	327,735	--	--	--
Due to Related Party (3)	200,000	200,000	--	--	--
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP					
Long-Term Pension Liability (4)	247,363	--	4,000	43,000	200,363
Total	$775,098	$527,735	$4,000	$43,000	$200,363

(1) Purchase Obligations – As of June 30, 2004, the Company had no material purchase obligations other than those obligations included as liabilities in its Balance Sheet. Purchase orders for raw materials or other goods and services are not included in the table above as they typically represent authorizations to purchase rather than binding agreements.

(2) Mortgage Note Payable – As of June 30, 2004, the Company had an outstanding mortgage note with its primary bank. The current terms provide for an interest rate equal to the bank's prime rate plus .5% (with a floor

of 6%) and maturity in January 2005. Management believes that the Company's mortgage note agreement will be renewed, on terms to be determined. See "Financing Activities" above and Note E to the Notes to Financial Statements.

(3) Due to Related Party – This note is subordinate to the Company's mortgage note. If the mortgage note agreement is renewed, this note would again be classified as a long-term liability. See "Financing Activities" above and Note I to the Notes to Financial Statements.

(4) Long-Term Pension Liability – See Note G to the Notes to Financial Statements.

Recent Pronouncements

In December 2003, the FASB issued Statement of Financial Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132." SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information will be provided separately for the Company's pension plans. The new disclosures are included in the Company's fiscal year 2004 Financial Statements and certain interim disclosures will commence with the first quarter of fiscal year 2005.

Government Defense Business

The electronics segment of business provides most of the Company's revenues and is comprised of business with the U.S. Department of Defense or with other government contractors. It consists of long-term contracts and short-term business such as replacement parts.

Long-term contracts have been dependent upon single projects and until 1997, a single program, the ADCAP torpedo program with the U.S. Navy was the primary source of the Company's revenues. In 1996, the Company was awarded a contract with the U.S. Army to provide diesel operated tactical generator sets. This program has since become the Company's primary source of revenues.

On September 7, 2001, the Company was awarded a ten-year contract to provide the U.S. Army and other Department of Defense Agencies with 2kW diesel operated generator sets. This ten-year indefinite delivery, indefinite quantity contract replaced the initial contract. The Company has been the sole source producer of this generator for the Army since 1997. These generators are currently being fielded by both active and reserve components of the U.S. Armed Forces.

As with the prior contract, this new contract to supply 2kW diesel operated generator sets allows for the U.S. Army to place production orders annually and to place additional interim orders. Orders under this new contract were received as final deliveries were being made on the prior contract. The amount of orders received under this contract is approximately $11 million through June 30, 2004. Deliveries under production orders placed through June 30, 2004 are scheduled to continue during the current fiscal year.

The Army has been ordering 2kW generators at a reduced volume when compared to previous years. Thus, the Company is currently delivering at a reduced rate, which is partially responsible for the reduction in revenues. The reduction in orders results from many factors. It appears that our main customer, the Army, has satisfied the majority of its outstanding requirements. It has been placing orders as new requirements emerge, and this is a slower process. Moreover, we now believe there is competition in part of our market, from a larger 3kW generator that operates more quietly than our current model. However, it does not compete in the 'man-portable' segment of our market since this competing product is twice as heavy. The customer is interested in a product which is smaller, lighter and quieter and the Company is working towards developing the 2kW generators to address its customer's interest. See below under "Company Strategy." The Company's production contract for 2kW generators prohibits changes to the unit's design and performance characteristics. This allows the military procurement and logistics infrastructure to standardize on a single set of requirements, and avoid incremental change. Traditionally this has been advantageous to both customer and supplier. However, with evolving requirements and competition, this can be less advantageous.

As the contract allows, additional orders may be made by the Army, although no assurances can be made that it will do so, or if there are additional orders, the amount and timing thereof. Moreover, periods of heightened national security and war have often introduced new priorities and demands, external delays, and increased uncertainty into the defense contracting marketplace. Management is continuing to explore additional sources of revenue as discussed below in the section "Company Strategy".

It should be recognized that Department of Defense business is subject to changes in military procurement policies and objectives and to government budgetary constraints and that the Company bids for Department of Defense business in competition with many defense contractors, including firms that are larger in size and have greater financial resources.

All of the Company's contracts with the United States Government (the "Government") are subject to the standard provision for termination at the convenience of the Government.

Since substantially all of the Company's electronics business has been derived from contracts with various agencies of the Government or subcontracts with prime Government contractors, the loss of substantial Government business (including a material reduction of orders under existing contracts) would have a material adverse effect on the business.

Company Strategy

On September 9, 2003, the Company was awarded a "cost plus fixed fee" research and development contract. This contract with the U.S. Army Communications – Electronic Command, CECOM Acquisition Center, Washington is in the amount of approximately $1.8 million. The contract is for the research and development of improvements to the current 2kW diesel operated generator set specifically at the request of the Army for lighter, quieter models. Work on this contract is being performed at the Company's location in Oakland, New Jersey and is expected to continue through the fiscal year ending June 2005. There are no assurances of future production orders as a result of this contract. However, the contract requires the Company to present improvements to the government.

The Company has continued to invest in its efforts to improve its products and existing technologies. This effort is focused on the enhancement of the existing generator set product line and involves, primarily, the adaptation of existing technology, as well as engineering and design to meet customer needs. The scope of these efforts includes the development of an improved product, which is in accordance with current customer requests and future requirements. The Company is engaging in efforts to address these requests in the areas of sound reduction, reduced weight, fuel and environmental requirements.

Other companies have announced intentions of developing similar products. Some of these companies have greater financial and/or technical resources than we do. However, management believes that despite inherent risks and uncertainties in all of these type of projects, these efforts are important to the Company's business. As with all projects of this nature, no assurances can be made that such product development work will be successful or that the Company will achieve its desired results.

The Department of Defense budgeting process is one of an extended time frame. The process of including expenditures in its budget could take a minimum of 12 to 24 months. In addition, approval of this budget does not guarantee the expenditure actually being made and particularly the receipt of an award by the Company.

The Company has many years of experience in contracting with the Department of Defense and has received many contracts to provide various types of products and services. Utilizing some of this experience, the Company is continuing to explore other areas of business, which are capable of providing continued stability and growth.

The Company's primary sources of revenue include products with long manufacturing lead times. These products, in particular, are its 2kW generator sets, and its HEDCO snowmaking machines. Recognizing this, the Company has committed some of its resources to making a quantity of these products readily available by producing them for inventory and sales. The government sector has begun to order small quantities of 2kW generator sets for specific uses pursuant to short term orders independent of the Company's 2kW contract.

The market for snowmaking machines has changed in recent years. Rather than order machinery months ahead of time, customers are expecting product to be readily available for immediate use. In order to remain competitive in this market, the Company is producing some models of snowmaking machines for inventory purposes. It is also enhancing the technical capabilities as optional items for these machines.

Despite the inherent risks and uncertainties of investing in inventory, management believes that the investments in inventory described above are important to the Company's business and future growth.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions affect the application of our accounting policies. Actual results could differ from these estimates. Our significant accounting policies are described in the Notes to the Financial Statements contained herein. Critical accounting policies are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. The Company's critical accounting policies include revenue recognition on contracts and contract estimates, pensions, impairment of long-lived assets, capitalized development costs, and valuation of deferred tax assets and liabilities.

Revenues and estimated earnings under defense contracts (including research and development contracts) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs for each contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

In the Leisure and Recreation segment, revenues and earnings are recorded when deliveries are made and title and risk of loss have been transferred to the customer and collection is probable.

The Company has a defined benefit pension plan covering substantially all of its employees. The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87 – "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on plan assets. The Company's disclosures about its pension plan are made in accordance with SFAS 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132." SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Accordingly, the required information will be provided for the Company's pension plan. The new disclosures are included in the Company's fiscal year 2004 Financial Statements and certain interim disclosures will commence with the Company's Form 10-Q for the first quarter of fiscal year 2005.

The Company has capitalized certain development costs in accordance with Statement of Financial Accounting Standards No. 2 (SFAS No.2) – Accounting for Research and Development Costs. The Company has $904,566 of capitalized development costs as of June 30, 2004 and had $752,400 of capitalized development costs as of June 30, 2003. These capitalized costs are for efforts to improve and enhance the 2kW generator set product line and involve, primarily, the adaptation of existing technology, as well as, engineering and design to meet specific customer requests. The scope of these efforts includes the development of a product which is in accordance with current customer requests and future requirements. Company efforts are to address areas of sound reduction, reduced weight and environmental requirements. See "Company Strategy" above.

The Company has assumed, based upon the types of securities the plan assets are invested in and the long-term historical returns of these investments, that its assumed discount rate will be 6.11% in 2004, compared with 5.83% in 2003. The Company's management conducts an analysis which includes a review of plan asset investments and projected future performance of those investments to determine the plan's assumed long-term rate of return. The assumed long-term rate of return of 7.5% on assets is applied to the market-related value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income or expense for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. Since the value of the Company's pension assets at fiscal year-end 2004 was less than the accumulated pension benefit obligation, the Company recorded a $18,629 as non-cash adjustment to other comprehensive loss in stockholders' equity and reduced its long-term pension liability by $31,550. In 2003, the Company had previously recorded a $183,642 non-cash charge to stockholders equity and an additional long-term pension liability of $306,071. These changes to equity did not affect net income and are recorded net of deferred taxes. See Note G of the Notes to Financial Statements for additional pension disclosures.

Item 8. FINANCIAL STATEMENTS

Index to Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or the Notes thereto.

Report of **Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of
The Dewey Electronics Corporation
Oakland, New Jersey

We have audited the accompanying balance sheets of The Dewey Electronics Corporation (the "Company") as of June 30, 2004 and 2003, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Dewey Electronics Corporation at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
September 28, 2004
Parsippany, New Jersey

The Dewey Electronics Corporation
Balance Sheets

	June 30, 2004	June 30, 2003
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	$1,604,475	$1,989,703
Accounts receivable (includes U.S. Government receivable of approximately $550,000 in 2004 and $750,000 in 2003) less allowance for doubtful accounts of $0 in 2004 and $10,138 in 2003	810,051	756,265
Inventories	925,501	552,180
Contract costs and related estimated profits in excess of billings	965,606	1,079,702
Deferred tax asset	24,743	105,682
Prepaid expenses and other current assets	122,182	158,905
TOTAL CURRENT ASSETS	4,452,558	4,642,437
PROPERTY, PLANT AND EQUIPMENT:		
Land and improvements	144,670	133,684
Building and improvements	1,873,333	1,873,333
Machinery and equipment	2,786,129	2,611,929
Furniture and fixtures	205,539	194,717
	5,009,671	4,813,663
Less accumulated depreciation	4,434,216	4,378,125
	575,455	435,538
LAND AND RELATED COSTS HELD FOR SALE	506,345	467,893
CAPITALIZED DEVELOPMENT COSTS	904,566	752,400
DEFERRED LOAN FEES	43,215	54,019
TOTAL OTHER ASSETS	1,454,126	1,274,312
TOTAL ASSETS	$6,482,139	$6,352,287
LIABILITIES AND STOCKHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Trade accounts payable	$255,029	$ 336,445
Accrued expenses and other liabilities	251,921	195,354
Accrued corporate income taxes	32,384	15,223
Accrued pension costs	8,818	6,056
Mortgage Note Payable	327,735	60,938
Due to Related Party	200,000	--
TOTAL CURRENT LIABILITIES	1,075,887	614,016
LONG-TERM DEBT	--	327,734
LONG-TERM PENSION LIABILITY	247,363	278,913
DEFERRED TAX LIABILITY	--	564,214
DUE TO RELATED PARTY	--	200,000
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $1.00; authorized 250,000 shares, issued and outstanding, none	--	--
Common stock, par value $.01; authorized 3,000,000 shares; issued and outstanding 1,693,397 in 2004 and 2003	16,934	16,934
Paid-in capital	2,817,474	2,817,474
Accumulated earnings	2,980,196	2,207,346
Accumulated other comprehensive loss	(165,013)	(183,642)
	5,649,591	4,858,112
Less: Treasury stock, 333,866 shares in 2004 and 2003 at cost	(490,702)	(490,702)
TOTAL STOCKHOLDERS' EQUITY	5,158,889	4,367,410
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,482,139	$6,352,287

Certain prior year information has been reclassified to conform to current presentation.
See notes to the financial statements

The Dewey Electronics Corporation

Statements of Income

	Years ended June 30,		
	2004	2003	2002
Revenues	$6,015,303	$6,361,832	$8,916,049
Cost of revenues	4,521,270	4,675,700	6,112,937
Gross profit	1,494,033	1,686,132	2,803,112
Selling, general and administrative expenses	1,213,192	1,185,869	1,264,189
Operating profit	280,841	500,263	1,538,923
Interest expense	(45,165)	(57,079)	(97,242)
Other income – net	6,410	34,218	17,511
Income before income tax provision	242,086	477,402	1,459,192
Income tax benefit/(expense)	530,764	(190,961)	(583,677)
NET INCOME	$772,850	$286,441	$875,515
NET INCOME PER COMMON SHARE – BASIC	$.57	$.21	$.65
NET INCOME PER COMMON SHARE – DILUTED	$.55	$.20	$.63

See notes to the financial statements

Statements of Stockholders' Equity

	Common Stock		Paid-in capital	Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive (loss)	Treasury stock at cost	
	Shares	Amount				Shares	Amount
Balance, June 30, 2001	1,693,397	$16,934	$2,835,307	$1,045,390	$ --	353,866	$(520,097)
Net income	--	--	--	875,515	--	--	--
Balance, June 30, 2002	1,693,397	16,934	2,835,307	1,920,905	--	353,866	(520,097)
Net income	--	--	--	286,441	--	--	--
Other comprehensive expense, net of tax:							
Minimum pension liability adjustment	--	--	--		(183,642)	--	--
Exercise of stock options	--	--	(17,833)	--	--	(20,000)	29,395
Balance, June 30, 2003	1,693,397	16,934	2,817,474	2,207,346	(183,642)	333,866	(490,702)
Net income	--	--	--	772,850	--	--	--
Other comprehensive income, net of tax:							
Minimum pension liability adjustment	--	--	--	--	18,629	--	--
Balance, June 30, 2004	1,693,397	$16,934	$2,817,474	$2,980,196	$(165,013)	333,866	$(490,702)

See notes to the financial statements

The Dewey Electronics Corporation

Statements of Cash Flows

	Years ended June 30,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$772,850	$286,441	$ 875,515
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:			
Depreciation	107,190	75,594	83,725
Amortization of loan fees	10,804	10,811	4,182
Gain on sale of assets	(1,100)	-	-
Deferred income tax (benefit)/provision	(564,214)	(35,117)	(20,505)
(Increase)/Decrease in accounts receivable	(43,647)	(479,072)	959,273
(Decrease) in doubtful accounts	(10,138)	(9,862)	--
Increase in inventories	(373,321)	(45,363)	(5,137)
Decrease in contract costs and related estimated profits in excess of applicable billings	114,096	192,867	517,882
Increase/(Decrease) in prepaid expenses and other current assets	36,723	(80,484)	(23,893)
(Decrease)/Increase in accounts payable	(81,416)	(130,982)	149,369
Increase/(Decrease) in accrued expenses and other liabilities	56,567	46,338	(39,077)
(Decrease)/Increase in pension costs accrued	(10,159)	(15,570)	(46,000)
Decrease in deferred tax asset	80,939	--	--
Increase/(Decrease) in accrued corporate income taxes	17,161	(84,943)	(96,066)
Total adjustments	(660,515)	(555,783)	1,483,753
Net cash (used in)/provided by operating activities	112,335	(269,342)	2,359,268
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for plant, property and equipment	(285,559)	(117,314)	(152,399)
Expenditures for capitalized development costs	(152,166)	(577,352)	(175,048)
Proceeds from sale of assets	1,100	-	-
Net cash (used in) investing activities	(436,625)	(694,666)	(327,447)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments of long-term debt	(60,938)	(560,938)	(618,985)
Treasury stock sold	--	11,562	--
Net cash used in financing activities	(60,938)	(549,376)	(618,985)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(385,228)	(1,513,384)	1,412,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,989,703	3,503,087	2,090,251
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,604,475	$1,989,703	$3,503,087
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$45,464	$59,889	$103,271
Interest received	6,372	32,088	10,443
Corporate income taxes paid	20,950	220,325	685,000

See notes to the financial statements.

A. Summary of Significant Accounting Policies

1. Revenue Recognition

Revenues and estimated earnings under defense contracts (including research and development contracts) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs for each contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

In the Leisure and Recreation segment, revenues and earnings are recorded when deliveries are made and title and risk of loss have been transferred to the customer and collection is probable.

2. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

3. Fair Value of Financial Instruments

The fair values of the Company's long-term debt and line of credit borrowings are estimated based upon interest rates currently available for borrowings with similar terms and maturities and approximate the carrying values. The fair values approximate the carrying values.

Due to the short-term nature of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, their carrying value is a reasonable estimate of fair value.

4. Inventories

Cost is determined by the first-in, first-out (FIFO) method.

Inventories are valued at the lower of cost or market. Components of cost include materials, direct labor and factory overhead.

5. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Allowance for depreciation is provided on a straight-line basis over estimated useful lives of three to ten years for machinery and equipment, ten years for furniture and fixtures, and twenty years for building and improvements.

7. Capitalized Development Costs

The Company has capitalized certain development costs in accordance with Statement of Financial Accounting Standards No. 2 (SFAS No.2) – Accounting for Research and Development Costs. The Company has $904,566 of capitalized development costs as of June 30, 2004 and had $752,400 of capitalized development costs as of June 30, 2003. These capitalized costs are for costs for efforts to improve and enhance the 2kW generator set product line and involve, primarily, the adaptation of existing technology, as well as, engineering and design to meet specific customer requests. The scope of these efforts includes the development of a product which is in accordance with current customer requests and future requirements. Company efforts are to address areas of sound reduction, reduced weight and environmental requirements.

8. Loan Fees

Loan fees are capitalized by the Company and amortized utilizing the straight-line basis over the term of the loan.

9. Impairment of Long-Lived Assets

The Company reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Company compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. The Company wrote-down approximately $50,356 of capitalized development costs in 2004. There were no such write-downs in 2003, or 2002.

10. Income Taxes

The Company applies SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

11. Recent Pronouncements

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132." SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Accordingly, the required information will be provided for the Company's pension plan. The new disclosures are included in the Company's fiscal year 2004 Financial Statements and certain interim disclosures will commence with the first quarter of fiscal year 2005.

B. Inventories

Inventories consist of:

	June 30, 2004	2003
Finished goods	$223,969	$93,288
Work in progress	300,474	100,308
Raw materials	401,058	358,584
	$925,501	$552,180

C. Costs and Estimated Earnings on Uncompleted Contracts

	June 30, 2004	2003
Costs incurred on contracts in progress	$11,861,960	$10,332,794
Estimated contract profit	3,184,484	2,346,080
	15,046,444	12,678,874
Less: billings to date	14,080,838	11,599,172
	$ 965,606	$ 1,079,702

Included in the accompanying balance sheets under the following caption:

	June 30, 2004	June 30, 2003
Contract costs and related estimated profits in excess of applicable billings	$965,606	$1,079,702

D. Stock Option Plan

On December 2, 1998, the Employee Stock Option Committee adopted a Stock Option Plan of 1998 which granted incentive stock options to various executives and key employees to purchase shares of common stock. Options were granted at fair market value of the stock on the date of grant and are exercisable over a ten-year period beginning December 2, 1999 to September 12, 2010. At the Annual Meeting of Stockholders on December 5, 2001, this stock option plan was amended and restated among other things to increase the number of shares which may be issued under the plan by 25,000 shares, from 60,000 to 85,000.

The changes in the number of shares under option are as follows:

	Number of Shares	Exercise Price	
Balance, June 30, 2001	40,500	$.91	Weighted average
Granted during 2002	--	--	
Exercised	--	--	
Balance, June 30, 2002	40,500	$.91	Weighted average
Granted during 2003	22,000	$3.93	
Exercised	(20,000)	$(.58)	
Balance June 30, 2003	42,500	$2.03	Weighted average
Granted during 2004	--	--	
Exercised	--	--	
Balance at June 30, 2004	42,500	$2.03	Weighted average
Exercisable at June 30, 2004	31,500	$2.18	Weighted average

Also, at the Annual Meeting of Stockholders on December 5, 2001, the Company adopted a Stock Option Plan for Non-Employee Directors. The number of shares issuable upon exercise of options, which may be granted under this Plan, shall not exceed 50,000 shares of common stock. No options have been granted under this plan.

Listed below is a summary of the stock options outstanding and exercisable at June 30, 2004.

Outstanding

Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Life-Years
$.58	7,500	$.58	5.5
$1.63	13,000	$1.63	6.2
$3.93	22,000	$3.93	8.5
	42,500		

Exercisable

Exercise Price	Options	Weighted Average Exercise Price
$.58	7,500	$.58
$1.63	13,000	$1.63
$3.93	11,000	$3.93
	31,500	

For purposes of the disclosure required under SFAS No. 148, the fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $3.93 per option in 2003, and $1.625 per option in 2001.

For the past three fiscal years, the number of options exercisable at fiscal year end was as follows: 31,500 at June 30, 2004, 20,500 at June 30, 2003 and 42,500 at June 30, 2002.

E. Mortgage Note Payable

Mortgage Note Payable at June 30, consists of:

	2004	2003
Mortgage Note payable to Sovereign Bank due in monthly installments of $5,078 plus interest with a final maturity in January 2005.	$327,735	$388,672
Less current portion:	327,735	60,938
	$ --	$327,734

On December 27, 2001, the Company and its primary Bank agreed to revised terms of its Mortgage Note agreement. The renewed agreement, among other items, revised the interest rate from a fixed rate of 8.25% to the Bank's prime rate plus .5% with a floor of 6%. In addition, the maturity date was extended from October 2002 to January 2005.

The Bank had also agreed to provide a $500,000 line-of-credit facility to be evidenced by promissory notes. This line of credit, which may be renewed on an annual basis, was renewed in November 2003 at a rate of .25% plus the prime rate. The prime rate at June 30, 2004 was 4.25%. There were no outstanding borrowings against the line-of-credit facility at June 30, 2004. Any outstanding borrowings under the line of credit will become due and payable on October 31 of each year.

The Mortgage Note is secured by a first mortgage on the Company's land and its building. Borrowings under the line-of-credit arrangement are secured by a first lien on all of the Company's machinery, equipment and other personal property. This borrowing arrangement with the bank contains no financial ratio or other debt covenants. The Company made voluntary principal reduction payment of $500,000 in November 2002.

Management has evaluated its indebtedness and has determined based on interest rates and related terms that the fair value of such debt approximates its carrying value.

F. Taxes on Income

The Company applies SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Based on pre-tax income of $242,086, $477,402 and $1,459,192, for the years ended June 30, 2004, 2003 and 2002, respectively, the relevant income and balance sheet accounts are detailed below:

Benefit/(Provision) for income taxes

	Years ended June 30,		
	2004	2003	2002
Deferred			
Federal	$374,538	$34,609	$16,795
State	108,737	508	3,710
Current			
Federal	67,815	(182,603)	(468,238)
State	(20,326)	(43,475)	(135,944)
	$530,764	($190,961)	($583,677)

Deferred tax assets and liabilities as of June 30, 2004 and June 30, 2003 consisted of the following:

		2004	2003
Deferred tax assets: (Current)			
Vacation accrual		$ --	$32,082
Depreciation		23,639	--
Pension payments made over expense		1,104	73,600
Total		$24,743	$105,682
Deferred tax liabilities: (Non-Current)			
Depreciation and other		--	564,214
	Total	$ --	$564,214

Reconciliation of the U.S. statutory rate with the Company's effective tax rate is summarized as follows:

	Years ended June 30,		
	2004	2003	2002
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes net of federal benefit	6.0	6.0	6.0
Reversal of prior year deferrals	(259.4)	--	--
Effective Rate	(219.4%)	40.0%	40.0%

G. Pension Plan

The Company has a non-contributory defined benefit retirement plan covering all its employees. The plan is qualified under the Internal Revenue Code. The method of determining the accrued benefit of an employee is the amount equal to .8% of an employee's average monthly salary times the number of years employed by the Company, to a maximum of 35 years. The Company's policy is to contribute the amounts allowable under Internal Revenue Service regulations.

The investment policy of the Company for its pension plan is to maximize value within the context of providing benefit security for plan participants. The plan assets are invested in a fixed income investment account.

The Company expects to continue to contribute within the range of legally acceptable contributions as identified by the Plan's enrolled actuary.

The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension plan.

The information provided below is as of June 30 of the year indicated.

	PENSION PLAN	
	2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	$1,050,379	$835,513
Service cost	28,434	25,488
Interest cost	58,760	55,516
Actuarial (gain)/loss	(25,409)	177,453
Benefits paid plus administrative expenses	(83,778)	(43,591)
Benefit obligation at end of year	$1,028,386	$1,050,379
Change in plan assets:		
Fair value of plan assets at beginning of year	$691,663	$498,686
Actual return on plan assets	28,306	26,568
Employer contributions	60,000	210,000
Benefits paid plus administrative expenses	(83,778)	(43,591)
Fair value of plan assets at end of year	$696,191	$691,663
Funded status	$(332,195)	$(358,716)
Unrecognized actuarial loss	323,377	352,660
Accrued pension cost	$(8,818)	$(6,056)
Minimum Pension Liability	$247,363	$278,913
Accumulated Benefit Obligation	$950,110	$976,632

The following table lists the components of the net periodic benefit cost of the pension plan and the assumptions used:

	Pension Plan	
	2004	2003
Service cost-benefits earned during the period	$28,434	$25,488
Interest cost on projected benefit obligation	58,760	55,516
Expected return on plan assets	(47,824)	(35,869)
Amortization of actuarial loss	23,392	14,403
Net periodic pension cost	$62,762	$59,538

Assumptions used in determination of benefit cost:

Discount rate	6.11%	5.83%
Expected long-term rate of return on assets	7.5%	7.5%
Rate of increase in compensation levels	3.0%	3.0%

The expected long-term rate of return on plan assets assumption is based on an analysis conducted by management and the external actuarial consultant. While the analysis gives appropriate consideration to recent asset performance and actual returns in the past, the assumption is primarily an estimated long-term, prospective rate.

Assumptions used in determination of periodic obligation cost:

	2004	2003
Discount rate	5.83%	7.00%
Rate of compensation increase	3.0%	3.0%

The following is the expected future payments

2004-2005	$ --
2005-2006	--
2006-2007	4,000
2007-2008	15,000
2008-2009	28,000
Years 2009-2014	308,000

H. Income Per Share

Net income per share has been presented pursuant to the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Basic net income per share is computed by dividing reported net income available to common shareholders by weighted average shares outstanding for the period. Diluted net income per share is computed by dividing reported net income available to common shareholders by weighted average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The tables below set forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations.

	Twelve Months Ended June 30, 2004		
	Income	Shares	Per Share Amount
Basic net income per common share	$772,850	1,359,531	$.57
Effect of dilutive securities	--	42,500	($.02)
Diluted net income per common share	$772,850	1,402,031	$.55

	Twelve Months Ended June 30, 2003		
	Income	Shares	Per Share Amount
Basic net income per common share	$286,441	1,359,531	$.21
Effect of dilutive securities	--	43,275	$(.01)
Diluted net income per common share	$286,441	1,402,806	$.20

	Twelve Months Ended June 30, 2002		
	Income	Shares	Per Share Amount
Basic net income per common share	$875,515	1,339,531	$.65
Effect of dilutive securities	--	40,500	($.02)
Diluted net income per common share	$875,515	1,380,031	$.63

I. Related Party Transaction

Due to Related Party represents notes payable to a founder (stockholder) of the Company, at an interest rate of 9% per annum. The notes are due upon demand and are subordinate to the mortgage note held by Sovereign Bank. The founder (stockholder) agreed not to seek repayment of the notes until the mortgage loan has been repaid.

J. Other Income

Other income/(expense) consists of the following for the years ended June 30:

	2004	2003	2002
Sales of scrap and miscellaneous income/(expense)-net	$(1,062)	$2,130	$(2,921)
Gain on sale of assets	1,100	--	--
Interest	6,372	32,088	20,432
	$6,410	$34,218	$17,511

K. Operating Segments

The Company operates in two industries: electronics, and leisure and recreation. Operations in the electronics industry is primarily related to supplying electronics and electrical products and systems for the United States Government as a prime contractor or subcontractor. Operations in the leisure and recreation industry involve the production and sale of snowmaking machinery and servicing of such machinery at the purchaser's expense beyond the warranty period. Total revenue by industry represents sales to unaffiliated customers, as reported in the Company's Statements of Income. There are no inter-segment sales.

Some operating expenses, including general corporate expenses, have been allocated by specific identification or based on direct labor for items which are not specifically identifiable. In computing operating profit, none of the following items have been added or deducted: interest expense, income taxes, and non-operating income. Depreciation and amortization for the electronics industry and the leisure and recreation industry, respectively, was approximately $98,000 and $9,000 in 2004, $79,000 and $7,000 in 2003, and $80,000 and $8,000 in 2002. Capital expenditures were approximately $286,000 in 2004, $695,000 in 2003, and $327,000 in 2002.

Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash, prepaid expenses, and other current assets.

The following tables present information about reported segment revenues, operating profit or loss, and assets, and reconcile such segment information to the Company's totals:

	Year ended June 30, 2004 (in thousands)		
	Electronics	Leisure and Recreation	Total Company
Total revenue	$5,640	$ 375	$6,015
Operating profit/(loss)	379	(98)	281
Interest expense and other income-net			(39)
Profit before income taxes			242
Identifiable assets at June 30, 2004	3,560	1,193	4,753
Corporate assets			1,751
Total assets at June 30, 2004			6,504

	Year ended June 30, 2003 (in thousands)		
	Electronics	Leisure and Recreation	Total Company
Total revenue	$6,270	$92	$6,362
Operating profit/(loss)	607	(107)	500
Interest expense and other income-net			(23)
Profit before income taxes			477
Identifiable assets at June 30, 2003	3,427	671	4,098
Corporate assets			2,223
Total assets at June 30, 2003			6,321

	Year ended June 30, 2002 (in thousands)		
	Electronics	Leisure and Recreation	Total Company
Total revenue	$8,446	$ 470	$8,916
Operating profit/(loss)	1,555	(16)	1,539
Interest expense and other income-net			(80)
Profit before income taxes			1,459
Identifiable assets at June 30, 2002	2,465	740	3,205
Corporate assets			3,613
Total assets at June 30, 2002			6,818

L. Unaudited Quarterly Financial Data

2004	Revenue	Gross profit	Net income	Earnings per share	
				Basic	Diluted
Sept. 30	$1,186,774	$274,208	$7,530	$.01	$.01
Dec. 31	1,387,072	285,636	(30,962)	(.02)	(.02)
Mar. 31	1,605,040	382,176	47,763	.04	.03
Jun. 30	1,836,417	552,013	748,519	.54	.53
Year	$6,015,303	$1,494,033	$772,850	$.57	$.55

2003	Revenue	Gross profit	Net income	Earnings per share	
				Basic	Diluted
Sept. 30	$1,991,665	$438,086	$109,885	$.08	$.08
Dec. 31	1,679,185	484,836	88,064	.07	.06
Mar. 31	1,030,157	466,420	86,918	.06	.06
Jun. 30	1,660,825	296,790	1,574	.00	.00
Year	$6,361,832	$1,686,132	$286,441	$.21	$.20

2002	Revenue	Gross profit	Net income	Earnings per share	
				Basic	Diluted
Sept. 30	$2,666,053	$685,152	$255,580	$.19	$.19
Dec. 31	2,148,712	846,169	239,201	.18	.17
Mar. 31	1,922,849	709,392	236,419	.18	.17
Jun. 30	2,178,435	562,399	144,315	.10	.10
Year	$8,916,049	$2,803,112	$875,515	$.65	$.63

M. Accounting for Stock-Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company elected to account for its stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Company does not recognize compensation expense on non-qualified stock options granted to employees when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock option grants under the fair value method prescribed by that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements, and the maximum term of the options granted appears by plan type in the sections below. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	5.00%	5.00%
Expected volatility	80.0%	80.0%
Expected dividend yield	0.0%	0.0%
Weighted-average option life	2 years	2 years
Weighted-average grant-date Fair value of options	$3.93	$3.93

The estimated fair value of the option grants are amortized to expense over the options' vesting period beginning January 1 of the following year, due to the timing of the grants. The Company's pro forma information for the years ended June 30, 2004, 2003, 2002 is as follows:

	Year Ended June 30		
	2004	2003	2002
Net income, as reported	$772,850	$286,441	$875,515
Deduct: Total stock-based employee Compensation expense determined Under fair value based method for all Awards, net of related tax effects	(18,398)	(9,870)	(0)
Pro forma net income	$754,452	$276,571	$875,515
Earnings per share:			
Basic – as reported	$.57	$.21	$.65
Basic –pro forma	$.55	$.21	$.65
Diluted – as reported	$.55	$.20	$.63
Diluted – pro forma	$.54	$.20	$.63

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Company carried out, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Treasurer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Treasurer concluded that, as of June 30, 2004, the design and operation of these disclosure controls and procedures were effective. During the fourth fiscal quarter covered by this Annual Report, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning Directors and Executive Officers of the Registrant is incorporated herein by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders.

Item 11. EXECUTIVE COMPENSATION

Executive compensation information is incorporated herein by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 403 of Regulation S-K

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders.

Item 201(d) of Regulation S-K

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	42,500	$2.034	72,500
Equity compensation plans not approved by security holders	0	0	0
Total	42,500	$2.034	72,500

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information in response to this item is incorporated herein by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information in response to this item is incorporated herein by reference from the Company's definitive proxy statement for the 2004 Annual Meeting of Stockholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) The following financial statements are included in Part II Item 8:

A list of the exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately follows the signature page, and is incorporated herein by this reference.

(b) Reports on Form 8-K

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, The Dewey Electronics Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

THE DEWEY ELECTRONICS CORPORATION

/s/ John H.D. Dewey	/s/ Thom A. Velto
BY: John H.D. Dewey President and Chief Executive Officer	BY: Thom A. Velto, Treasurer

DATE: September 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Alexander A. Cameron Alexander A. Cameron, Director	Date: September 28, 2004
/s/ Frances D. Dewey Frances D. Dewey, Director	Date: September 28, 2004
/s/ John H.D. Dewey John H.D. Dewey, Director	Date: September 28, 2004
/s/ James M. Link James M. Link, Director	Date: September 28, 2004
/s/ Nathaniel Roberts Nathaniel Roberts, Director	Date: September 28, 2004

THE DEWEY ELECTRONICS CORPORATION

INDEX TO EXHIBITS

The following exhibits are filed as part of this report. For convenience of reference, exhibits are listed according to the numbers assigned in the Exhibit table to Regulation S-K.

Number			Page No.
3	(a)-	Certificate of Incorporation as amended. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1988 and is herein incorporated by reference.	--
3	(b)-	By Laws as amended. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1988 and is herein incorporated by reference.	--
4	(a)-	Agreement dated as of September 18, 1997 with Sovereign Bank providing for the borrowing of $2,300,000 against issuance of a mortgage note payable to the Bank. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1997 and is herein incorporated by reference.	--
4	(a)-	Mortgage note modification agreement dated December 27, 2001 with Sovereign Bank providing for reducing outstanding balance to $975,000, reducing interest rate, and extending term to January 1, 2005 This item was filed as part of the Registrants Form 10-K for the year ended June 30, 2002 and is herein incorporated by reference.	--
4	(b)-	Line of credit agreement dated as of September 18, 1997 with Sovereign Bank providing for the borrowing of up to $500,000. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1997 and is herein incorporated by reference.	--
4	(c)-	2001 Stock Option Plan. This item was filed with the Registrant's Definitive Proxy Statement for the 2001 annual meeting of stockholders on December 5, 2001 and is herein incorporated by reference.	
4	(c)-	Amendment and Restatement of the 1998 Stock Option Plan. This item was filed with the Registrant's Definitive Proxy Statement for the 2001 annual meeting of stockholders on December 5, 2001 and is herein incorporated by reference.	
31.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)	
31.2		Certification of Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)	
32.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).	
32.2		Certification of Treasurer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)	

Exhibit 31.1

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, John H.D. Dewey, certify that:

1. I have reviewed this annual report on Form 10-K of The Dewey Electronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2004

By: /s/ John H.D. Dewey
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thom A. Velto, certify that:

1. I have reviewed this annual report on Form 10-K of The Dewey Electronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2004

By: /s/Thom A. Velto
Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Dewey Electronics Corporation (the "Corporation") on Form 10-K for the fiscal year ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John H. D. Dewey, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ John H.D. Dewey

John H. D. Dewey, Chief Executive Officer
Date: September 28, 2004

A signed original of this written statement required by Section 906 has been provided to The Dewey Electronics Corporation and will be retained by The Dewey Electronics Corporation and furnished to the Securities and exchange commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Dewey Electronics Corporation (the "Corporation") on Form 10-K for the fiscal year ended June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thom A. Velto, Treasurer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Thom A. Velto

Thom A. Velto, Treasurer
Date: September 28, 2004

A signed original of this written statement required by Section 906 has been provided to The Dewey Electronics Corporation and will be retained by The Dewey Electronics Corporation and furnished to the Securities and exchange commission or its staff upon request.

OFFICERS

John H.D. Dewey
President and Chief Executive Officer

Edward L. Proskey
Sr. Vice President – Operations

Francis DeLorenzo
Vice President – Government Programs

Frances D. Dewey
Secretary

Thom A. Velto
Treasurer

DIRECTORS

Alexander A. Cameron, Jr.
President, Key Research and Market Development, Inc.
Business Consultants

Frances D. Dewey
Chairperson of the Board
Secretary of the Corporation

John H.D. Dewey
President and Chief Executive Officer

LTG James M. Link, (USA Ret)
President and Director
Teledyne Brown Engineering
Systems Engineering

Nathaniel Roberts
General Manager
Callery-Judge Grove
Citrus Suppliers

Stock Traded: Over-The-Counter

Symbol: DEWY.OB

Registrar and Transfer Agency:
Registrar and Transfer Company
Cranford, New Jersey

Form 10-K
Shareholders may obtain a copy of the Company's annual report on form 10-K, as filed with the Securities and Exchange Commission, without charge by writing to Company Corporate Secretary, The Dewey Electronics Corporation, 27 Muller Road, Oakland, New Jersey 07436.

It is also available in the Investor Relations section of the Company website:
www.deweyelectronics.com


NEW YORK
CONNECTICUT
OAKLAND
Stamford
Hartford
Albany


DEWEY

The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

Phone: 201-337-4700
Fax: 201-337-3976
Email: dewey@deweyelectronics.com
Web: www.deweyelectronics.com
www.hedco.com